Filed by Susquehanna Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Tower Bancorp, Inc.

Commission File No.: 001-34277

The following is a transcript of a conference call held by the executive officers of Susquehanna Bancshares, Inc. via webcast on June 21, 2011.

SUSQUEHANNA BANCSHARES, INCORPORATED

Moderator: William Reuter

June 21, 2011

8:00 am CT

Operator: Good day, ladies and gentlemen and welcome to the Susquehanna Bancshares, Incorporated conference call. Just a reminder that this call is being recorded.

At this time, I would like to turn the conference over to Mr. William Reuter. Please go ahead sir.

William Reuter: Good morning everyone and thank you for joining us as we discuss the planned merger of Susquehanna Bancshares and Tower Bancorp. We’re excited about this transaction which will strengthen our presence in Central and Southeastern Pennsylvania by enhancing our capabilities and in turn the financial services available to Tower and Susquehanna customers.

We expect that this combination will create an even stronger company with capital and products to drive growth in the future. I’d like to introduce the other people who will be participating in the call this morning.

I’m delighted to have Andrew Samuel, Chairman and CEO of Tower here with me. He will participate in the question-and-answer period. In addition, I’m also joined by Eddie Dunkelbarger, our Vice Chair President who will join me in discussing the acquisition. Michael Quick, Susquehanna’s Executive Vice President and Chief Corporate Credit Officer, will be available during the question-and-answer session.

I trust everyone received our PowerPoint presentation or the deck. I’ll now turn to slide 2.

During the conference call, we may make projections and other forward-looking statements, including statements regarding the impact of the acquisition of Tower and the impact and anticipated closing of the acquisition of Abington Bancorp on Susquehanna, its business and financial operations or the timing of the Tower merger transaction, the timing and success of business plans in integration efforts once Tower transaction is complete. Susquehanna’s ability to expand its services to realize growth, sufficiency and costs share through the acquisition of Tower. Susquehanna’s expectations regarding the internal rate of return on the acquisition, merger-related expenses and the impact of the transaction on Susquehanna’s earnings, market share and capital position; the closing of such financial locations of Tower and Susquehanna following the Tower transaction. The lack of potential obstacles regarding Susquehanna’s conversion in connection with Tower transaction, future of financial goals for Susquehanna in 2011.

We wish to caution you that these forward-looking statements may differ materially from actual results due to a number of risks and uncertainties. For a more detailed description of the factors that may affect Susquehanna operating results we refer you to our filings with The Securities and Exchange Commission including our quarterly Form 10-Q or quarter end March 31, 2011 and our annual report Form 10-K for the year ending December 31, 2010.

Susquehanna assumes no obligation to update the forward-looking statements made during this presentation. Please note that the presentation will be archived on our Web site where you can retrieve details anytime you see necessary.

Slide 3, we’re pleased to be able to welcome Tower Bancorp to the Susquehanna family. Its history mirrors that of other community banks that have joined together over the years to build our company. Tower includes 49 branches in central and southeastern Pennsylvania as well as western Maryland.

For Susquehanna, the addition of Tower will strengthen our presence in Lancaster, Dauphin, York, Cumberland, Franklin and Chester. And provide us additional presence in Centre, Fulton, and Lebanon counties. In particular this transaction, along with our pending transaction with Abington, will propel us into the ranks of the top three banks in deposit marketshare in Chester County which has the highest median household income among markets in Pennsylvania.

We believe the transaction presents tremendous opportunities for deposit, loan and fee income growth. Towers Wealth Management Division headquartered in Chester County had 560 million assets under management. The Bank’s focus on small business lending will serve to further strengthen our expertise and a commitment to this critical area. Additionally, their loan and deposit mix is very complimentary to our own. Tower is led by a seasoned and proven management team with an average experience of 25 years in banking and the financial services industry. Also we will be utilitizing the excess capital we expect to acquire as part of the Abington transaction.

The merger is expected to provide superior financial results to Susquehanna shareholders driven by the growth opportunities Tower markets present as well as by cost savings expected through consolidating the branch networks. We project internal rate of return of approximately 25%. We anticipate the transaction will be immediately accretive and 10% accretive to the 2013 earnings per share and will have tangible earn back period of approximately five years.

The expectations for this transaction are based on conservative assumptions. Cost savings are estimated at 30 million while one time pretax merger related expenses are projected to be 63 million. While we anticipate tremendous revenue synergies from the acquisition, we have not assumed any in calculating these metrics. Given Susquehanna’s experience with merger integration and the fact that this is largely an in market fill-in acquisition, we believe this is a low risk transaction.

As in all of our previous acquisitions, we completed a comprehensive due diligent process. And over our 28 year history, Susquehanna has a proven track record of integrating numerous acquisitions. We are confident that our experience will assist us in generating synergies to drive earnings growth in the future. Finally we ensured that the transaction was structured as such that we have a strong pro forma capital and liquidity position.

Slide 4 summarizes the key terms of the acquisition. Under the terms of the deal, Tower shareholders will have the election to receive either 3.4696 shares of Susquehanna common stock or $28.00 in cash for each Tower share with fixed cash paid of approximately $88 million. Based on our stock prices as of June 20th, this equates to total transaction value of $345 million with stock and cash mix of 75% and 25% respectively. For Tower shareholders, this represents an implied stock price of $28.69 per Tower share, which is a 41% premium to Tower’s share price as of June 20, 2011.

Once the merger is completed, Tower will receive three seats on the 20 member Susquehanna Board of Directors including one seat on the Executive Committee. I’m happy that Andrew Samuel, CEO of Tower Bancorp will become President and Chief Revenue Officer of Susquehanna and will be appointed to the Susquehanna Board. Jeffrey Renninger, President and COO, and Janak Amin, CEO of Graystone Tower Bank will assume senior management positions at Susquehanna Bank.

There is a $13.5 million termination fee associated with the transaction in certain circumstances described in the definitive agreement. We anticipate that the acquisition will be completed during the first quarter of 2012 pending the completion of customary closing conditions including regulatory and approval of shareholders of both companies.

Slide 5, the next slide provides an overview of Tower Bancorp for those who are not familiar with the company. They’re headquartered in Harrisburg, Pennsylvania. Operate 49 branches in central and southeastern Pennsylvania and western Maryland. Tower has 2.6 billion in total asset and 2.2 billion in total deposits. The company has had tremendous growth over its six year history driven by impressive organic growth and two key acquisitions.

In 2009, Graystone and Tower merged to a form a $1 billion bank in central and southeastern Pennsylvania and last year Tower completed the acquisition of First Chester to enter Chester County. As you can see in the chart at the bottom of this page, the core Graystone franchise has demonstrated double-digit organic growth throughout its history. The company has maintained the discipline of having a strong credit culture in many ways similar to Susquehanna’s.

Slide 6, one of my favorite slides, to be quite frank with you. One compelling reason for this merger is Tower’s branches continue Susquehanna expansion into attractive markets. Our acquisition of Abington will provide us with a solid presence and attractive Montgomery County market. With Tower we will also enhance our presence and marketshare in adjacent Chester County as the third largest bank. And we’re within 5 million of being the second largest bank. Chester County is a highly proven market with favorable demographic characteristics. We will also increase our marketshare in Franklin and Dauphin Counties moving to number one and number two respectively.

This gives you top three positions in 14 counties that we serve. In addition with this acquisition, we will enter the Centre, Fulton and Lebanon Counties, filling in gaps that previously existed and add ability to serve customers in these areas. Tower operates Graystone Wealth Management headquartered in Chester County with $560 million in assets under management which will compliment our existing asset management subsidiaries, Valley Forge and Stratton. We also own

Addis Insurance Group in Chester County, as well as Susquehanna Commercial Finance. So we know Chester County well.

Slide 7 highlights the strong position that Susquehanna will have in the markets it will serves including the acquisitions of Abington and Tower we’ll become the number one independent bank in terms of deposit marketshare and branches among banks with more than 90% of their deposits in Pennsylvania, Maryland and New Jersey. In addition, we’ll be the fifth largest bank in Pennsylvania, the second largest headquartered bank in Pennsylvania, and the only community bank in the top five. Susquehanna has built a franchise that has scarcity value and will be difficult to replicate.

Slide 8 indicates Tower’s loan portfolio is similar to our own in composition and specializes in small business lending. About 50% of the CRE portfolio is owner occupied. Their deposit mix is also similar to Susquehanna’s. On a pro forma basis our loan to deposit ratio is expected to improve given excess deposits at Tower.

I’d now like to turn the presentation over to our vice chair and president, Eddie Dunklebarger who will review the financial aspects of the acquisition.

Eddie Dunklebarger: Thank you, Bill. Good morning everyone. Slide number 9 summarizes the expected financial impact of bringing the two companies together. As Bill mentioned before, the financial returns from this acquisition are driven by the superior growth characteristics of the markets in which Tower operates. And the synergies are expected by eliminating redundancies across the combined franchise.

While we do expect revenue synergies as we offer Susquehanna’s full range of products to Tower’s market, we have not considered this impact in the financial analysis. This transaction exceeds the three primary parameters we consider for acquisitions by Susquehanna. We expect an internal rate of return of approximately 25% from the transaction. The transaction is expected to be immediately accretive to our earnings per share and in 2013 once we have 100% phase in of cost synergy, we expect earnings per share accretion of 10%.

The transaction will be diluted to our tangible book value per share at the close. The earn back period is expected to be approximately five years. The key financial functions include cost savings of $30 million phased in 75% in 2012 and 100% in 2013. We expect a onetime pretax cost of $63 million. Core deposit and tangible of 2.2% amortized on an accelerated method over 10 year and good will of approximately $63 million. The transaction is expected to leave Susquehanna with a strong pro forma capital position.

As part of the Abington acquisition we expect to create approximately $95 million of excess capital and we plan to deploy that capital in the Tower acquisition. The next slide shows more detail regarding our cost savings estimates. Compensation and benefits of $20 million constitutes the largest components for approximately 66% of total estimated cost savings. The remaining components in the cost savings are related mainly to occupancy, systems, and technology professional services and marketing expenses that we already employ at Susquehanna, and we’ll eliminate in the merger.

Based on the detailed analysis and locations, quality and customers of the Tower and Susquehanna branches, we anticipate combining approximately 25 offices into existing locations of the two companies. We have a long history of insuring deposit retention as we undertake branch consolidations as demonstrated in prior acquisitions. Expected total cost savings represents 34% of Tower’s first quarter 2011 core non-interest expenses, annualized.

We have a history of delivering on the cost savings estimates we make as part of our acquisitions and expect to do the same in this case. At the same time I want to highlight that we plan to work with Andrew to identify top talent between the two companies. The next slide shows the moving due diligence process. We conducted extensive due diligence on Tower looking at branches, people, processes, systems, legal and credit.

We do not anticipate any obstacles regarding systems conversion due to the past experience with similar systems. On the credit front we did a comprehensive review of Tower’s loan portfolio including analyzing underwriting standards and credit files. We estimated gross credit mark of $35 million compared to current reserves of 15 million. Given its two recent acquisitions, 50% of Tower’s loans have been marked within the last two years.

Credit marks on Tower and First Chester were 4 million and 49 million respectively. We re-evaluated expected losses on those portfolios and concluded that the credit marks taken historically were sufficient. On legacy Graystone loans we estimate a mark of approximately 3.3% of gross legacy Graystone loans which reviewed to be conservative. We reviewed 50% of the loan portfolio including the majority of the loans of more than 1 million. We also reviewed 100% of substandard, nonaccrual, and other assets especially mentioned; 50% of the LAD portfolio; and 50% of the CRE portfolio.

It’s important to realize again that approximately 50% of legacy Graystone portfolio is comprised of loans less than 500,000, $500 thousand and are secured by collateral and backed by personal guarantees, which in our experience mitigates losses. Finally as the table on the lower right side of this slide highlights on a cumulative basis including marks taken on present transactions, net charge offs, and the current mark, Tower would have had cumulative losses of 7.8% since December 31, 2007.

I will now turn the call back to Bill.

William Reuter: Okay thank you, Eddie. Slide 12 shows selected pricing metrics for the transaction based on $28.69 per share. The price represents 41% premium to Tower’s closing price at June 20,

2011, tangible book value of 1.5 times compares favorably with multiples paid in recent transactions as does core deposit premium of 6%. Slide 13, before I summarize the Tower transaction let me just take a moment to provide an update on our acquisition of Abington Bancorp.

As we move closer to the closing date we’re on track to take advantage of tremendous opportunities for expanding in Montgomery and entering Bucks County. Our employee integration is meeting our expectations. We’re also on target to achieve 31% cost saves. As always we expect systems integration and conversion to occur on the closing date both Susquehanna and Abington received shareholder approval in May 2011, and we anticipate closing to occur in October of 2011.

Slide 14, I want to summarize our Tower acquisition by emphasizing the significant benefits of this transaction. The combination of these two companies will expand Susquehanna’s footprint into highly attractive markets and will increase our scale in existing markets. We expect superior financial returns and significant synergy potential. There’s considerable opportunity for small business lending and fee income generation by delivering on Susquehanna’s full service banking and wealth management platforms.

We also gain a seasoned management team with extensive knowledge of the markets we serve. I’m very excited about the opportunity presented by combining our franchises and look forward to welcoming Tower Bancorp to the Susquehanna family.

Both companies have their roots in the community banking and serving local families and businesses. While a look at the achievements of Susquehanna and Tower it is clear we both have teams committed to carrying on legacy of local decision making and building enduring relationships with customers. By combining these experienced teams I’m confident we can achieve even greater levels of success at helping our customers to achieve their financial goals and providing a strong return to our shareholders.

I thank you for attention during the presentation. We’ll now open the floor to questions.

Operator: Ladies and gentlemen, if you would like to ask a question today, please press star 1 on your touch-tone telephone. If you’re using a speakerphone please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, everyone, that is star 1 if you have a question today.

Our first question today will come from Matthew Clark, KBW.

Matthew Clark: Hey good morning guys.

William Reuter: Hey Matt, how are you?

Matthew Clark: Good. Can you comment about what your preliminary estimates might be maybe on a loan spread mark and whether or not there might be a mark on the deposits as well?

Eddie Dunkelbarger: Matt, we didn’t quite hear the first part of your question.

Matthew Clark: Just trying to get a sense for other marks that you might be assuming other than the credit mark in the deal?

William Reuter: Other marks, you mean...

Eddie Dunkelbarger: Deposit marks.

William Reuter: Oh, deposit marks?

Matthew Clark: Deposit mark and whether or not there might be a spread mark as well in the loans?

Eddie Dunkelbarger: There is a spread mark and it’s approximately 40, you know, in the $40 million range at this point in time. Of course that’s, you know, at the close is when we’d be re-evaluating it.

Matthew Clark: Yes, and on the deposit side, anything?

Eddie Dunkelbarger: Let’s see. I was 2.3% core deposit intangible.

Matthew Clark: Okay but no other rate mark on the deposit side or funding side?

Eddie Dunkelbarger: No.

William Reuter: No, not at this time, no.

Matthew Clark: Okay, okay and then I guess how does this, when you think about Abington and how Tower kind of matches up, I guess that I’m sure part of that has gone into your consideration as to what you might collapse in terms of branches. But just any other sense for how Tower fits in with Abington?

Eddie Dunklebarger: Yes, they don’t, they don’t overlap at all. In other words Abington is what I call kind of a drop in transaction. There is no branch overlap in Montgomery and Bucks County over what Tower’s built with Chester, in Chester County. So we do the 20 branches at Abington, the Abington transaction is a pretty clean transaction, it’s far along. So Abington is kind of a standalone transaction. Conversely you know there may be a branch overlap in Chester County I’m not even sure about that.

But basically Tower’s franchise in Chester County will be the franchise that we will run next to Montgomery County. So Montgomery County market is a separate market from Chester County. They both sit outside of Philadelphia and this certainly, certainly gives us a lot of size and scope in a greater Philadelphia area.

Matthew Clark: Okay and then on the 560 million of AUM that you get with Tower via First Chester, I guess, how does that piece fit into your wealth management where I guess what does it bring you, if anything different and what subsidiary might that fit into?

William Reuter: It’ll be - oh, it’ll be part of the Susquehanna Wealth Management aspect and we’ll take a look at that, how that fits with respect to Valley Forge Asset Management. You know, may I remind you that Valley Forge is already in King of Prussia. Stratton is actually in the process of moving to King of Prussia so, you know, we’re in Chester County big time with our asset management company, Montgomery and Chester County area already.

And so, you know, we’ll take a good hard look at how we integrate that into the whole Susquehanna Wealth Management umbrella. We did do extensive due diligence obviously on that part of the company.

Matthew Clark: Okay thanks ((inaudible)).

Eddie Dunklebarger: We discussed earlier rate markets. It’s the net number was in the 20s, it’s a mark on the loan side it’s $40 million and 11 million net on liabilities netting down to net impact on closing tangible book at 29 million.

Operator: We’ll move to our next question, it comes from Frank Schiraldi from Sandler O’Neill.

Frank Schiraldi: Good morning guys.

William Reuter: Hi Frank.

Frank Schiraldi: Just a couple questions here, first I wondered Bill, if maybe you could go into the process a bit and talk about have talks been ongoing for some time, was this an auction like situation with the bidding process. If you could just maybe speak to that.

William Reuter: Well I have Andrew sitting right here next to me he could probably tell you better than I as to what his process was.

Andrew Samuel: That’s right. Morning Frank, it was a competitive process. We did retain an investment banker and went through a pretty thorough process here but it was a competitive process.

Frank Schiraldi: Okay...

William Reuter: Obviously those processes will be disclosed even further in the follow - in the proxy.

Frank Schiraldi: Right and now with the two acquisitions pending and still having to close those and integrate both, does this mean Susquehanna is going to take a bit of a breather on the M&A side.

William Reuter: Yes. Good question, Frank. I would say over the next 12 months our primary focus will be to the merge integration of both Abington and Tower. We will look to build an even more efficient organization, look to increase earnings, look to get the stock price up, and look to where our dividend needs to be as time progresses. So over the next 12 months our clear focus will be internal and not external. After 12 months we’ll take another look.

Frank Schiraldi: Okay great and then finally just on earnings. I’m wondering about 10% accretion number for 2013. Is that based in any way on the current consensus estimates?

William Reuter: Is it based on what?

Frank Schiraldi: The current consensus estimate, you know, 90 cents. Is that 10% accretion based off of that estimate or no?

William Reuter: That’s our estimate, that’s our internal estimate.

Frank Schiraldi: Ninety cents Okay so it’s so obviously it’s based off of that so we’re talking 9 cents accretion.

William Reuter: Correct.

Frank Schiraldi: Okay thanks.

Operator: Our next question today will come from Sachin Shah, Capstone Global Market.

Sachin Shah: Hi Good morning, thanks for my question. Just want to find out on a regulatory side, I did see Abington merge agreement. So the difference between Tower and the Abington, is it essential that you need the Maryland approval? Is that the difference?

William Reuter: Yes the regulatory process for Tower would be approval from the Federal Reserve, approval from the State Bank Commissioner of Pennsylvania, and there will be - there is a requirement for Maryland approval also.

Sachin Shah: Okay so this is different it seems from a regulatory approval from the Abington deal versus the Tower deal today is the Maryland additional approval that you need.

William Reuter: Yes we certainly anticipate no problem with that.

Sachin Shah: Okay so my other question is the Abington deal, you mentioned or Abington mentioned on their Web site back in early April that their expecting the deal to close the end of July or July 29th and now you’re saying you’re expecting the deal to close sometime in October. So did something happen for on the regulatory side that you’re taking a little longer?

William Reuter: No we’re moving through the normal regulatory approval process and we anticipate it’ll close around October 1st.

Sachin Shah: Okay fine. Just one last question on the dividend. So you’re expecting Tower to maintain or allow shareholders to pay the dividend until the deal closes.

William Reuter: That’s correct.

Sachin Shah: Perfect. Thanks very much guys.

Operator: Our next question today will come from Mike Shafir from Sterne Agee.

Mike Shafir: Hey, good morning, guys.

William Reuter: Good morning.

Andrew Samuel: Morning.

Eddie Dunkelbarger: Morning.

Mike Shafir: I was just wondering, you know, on the margin as we kind of think about Tower’s margin right now, there’s still purchase accounting marks going through there for their First Chester acquisition. So as we think about the combined margin can you give us a little bit of guidance on that?

William Reuter: Yes. I think that might be just a little too early to give you any guidance on the combined margin. Now we’ll tweak that as we get a little bit closer, you know, you’re right purchase accounting adjustments are running through the margin right now but we’ll give you a little bit better feel for that as time progresses.

Mike Shafir: All right, thanks very much.

William Reuter: We’ll say that Tower does drive a slightly better margin than we do, you know, they - and that’s driven by the fact that their cost of funds are slightly lower than ours and they do do a nice job on the small business side. We do a good job there too, but I think they do even a better job.

Mike Shafir: So, I mean there is going to be, you know, market to market adjustments that are going to float through this deal as well so I mean I guess what I’m trying to get a basic idea of, you guys gave some margins guidance I think, you know, kind of for 2011, but I’m assuming that has to - we have to think about that going up now in 2012 barring, you know, a different rate environment.

William Reuter: Yes, which we can’t predict.

William Reuter: Well obviously this, obviously this transaction is not going to settle in 2011, but we’ll give you a, we’ll give you further guidance on margins as we do on every conference call.

Mike Shafir: All right, thank you very much.

Operator: Bob Ramsey of FBR has the next question.

Bob Ramsey: Hey, good morning guys.

William Reuter: Good morning.

Bob Ramsey: Could you - given the similar sort of loan and deposit mix, I was just wondering if you could give, you know, some thoughts on some of the revenue synergy opportunities that you see since it seems like the businesses are similar.

William Reuter: Sure. First of all, we have a very broad based platform of services, and we believe that delivering those broad based platform of services to Towers’ customer base gives us an upside potential on the revenue side.

We also believe that our wealth management platform whether it’s managing money for high net worth individuals, whether it’s managing money for pension and profit sharing accounts, managing money for foundation accounts, or managing money for state, county, municipalities, we believe we’ll be able to lever off of Towers’ base.

Conversely, I’d be misleading if I didn’t tell you that I think that Tower also brings some things to the table that we will use to increase our revenue synergies at the same time. I’ve already highlighted one of them, and that’s their small business lending expertise. They’ve done a nice job of not only generating a fair amount of small business lending, a lot of their portfolios is less than 500,000, but they’ve done a nice job of generating deposits associated with that.

Their average (rent) size is about $58 million in size which is pretty decent size especially for a company that’s just started in 2005. So therein lies some of the synergies from a product and a revenue, top line revenue side. As a matter of fact, you know, we’re appointing Andrew president and Chief Revenue Officer as we feel so strongly that he has a lot of great ideas about how to drive top line revenue generation.

Bob Ramsey: Okay, and can you tell me, are the three Tower Bank brands going to be rebranded as Susquehanna at the time that the acquisition closes?

William Reuter: They will be.

Bob Ramsey: Okay, great. That’s all I have. Thank you.

Operator: And just a reminder, ladies and gentlemen, it is star one if you have a question today. We’ll next hear from Rick Weiss of Janney.

Rick Weiss: Hi, good morning.

William Reuter: Hey Rick, how are you?

Rick Weiss: I’m fine, thank you. Hey, I was wondering if you could talk a little bit about the new management responsibilities with Andrew coming over, and what Ed’s going to be doing as well.

William Reuter: Sure, well Andrew will become President and Chief Revenue Officer, and what that means is that anything to do with revenues will report to Andrew, and he’s be responsible for it whether it’s the non bank fee income generation business or whether it’s the bank side. Eddie will become his Vice Chairman of the bank holding company.

He has recently undertaken the new role of being head of enterprise risk management for us from a board perspective. So we really have ratcheted up our enterprise wide risk management focus here at Susquehanna to manage not only across silos but across the whole entity based on our size and complexity. It continues to be part of the top management team, both gentlemen will, part of the M&A team and part of any critical decisions made.

Rick Weiss: Okay and I guess maybe this would be a question more for Andrew possibly, but what would you see as the revenue officer, organic loan growth. What percentage rate do you think you can get in your markets as well as what would your goal be in terms of what percentage of revenue should come from fee income rather than interest income?

William Reuter: Yes, Rick, that’s a very good question. I mean, one of the things we’re excited about is that, you know, the platform of products that Susquehanna has and incorporating that into the Tower franchise. You know, Tower has strictly been focused on the margin side of the business because we had very few fee opportunities. This will open that up, and as Bill had mentioned earlier, small business lending, you know, with the additional lending capacity, you know, the small ticket leasing company, the wealth management. These are all products that we intend to incorporate into the Tower franchise.

Eddie Dunkelbarger: Yes, Rick, we had built into the model about a 10% organic loan growth number for the existing Tower franchise which is less than what they’re doing now. Okay, so we’re very conservative with it.

Rick Weiss: Okay, got it. And then I guess my final question would be what was the pro forma tangible book value including Abington that you guys calculated?

Eddie Dunkelbarger: Per share?

Rick Weiss: Yes.

Eddie Dunkelbarger: Yes, we’re - as a percentage are on the slide nine, but the tangible book value with Abington’s pre Tower would be 716 and 655 after.

Rick Weiss: 655. Okay, got it. Just wanted to make sure we were in the ballpark. Thank you very much.

William Reuter: And Rick, on page nine we do highlight all those capital ratios.

Rick Weiss: Yes, got that one, Bill. I was just, wanted to make sure we were right when we came up with our pro forma tangible book value. Thank you.

William Reuter: Thank you.

Operator: David Darst of Guggenheim Securities is up next.

David Darst: Hi, good morning.

Eddie Dunklebarger: Hi, David, good morning.

David Darst: Bill, could you give us an update or any additional thoughts on Abington and, you know, is there a chance that you can make that accretive in the first year? I think you’ve expected it and so far said it would be neutral to earnings for next year?

William Reuter: Yes, what we said when we inquired, when we made the Abington announcement is we were going to - the real proof in that deal would be how we would utilize the $95 million in excess capital. We mentioned that if we did, if we did nothing but buy back stock, it would be about 4% to

5% accretive. So we’re going to lever that capital up I think fairly nicely with this and get immediate accretion and clearly 10% accretion in 2013.

David Darst: How about with the franchise itself?

Eddie Dunklebarger: I’m sorry, say that again?

David Darst: How about from their franchise on an organic basis?

Eddie Dunklebarger: Yes, we assume no organic growth in (their) franchise, but we’re going to get organic growth in our franchise. I mean we don’t, again just by our products and services, the leveraging of our company, whether it’s the wealth management, the small ticket commercial leasing, expanding lending opportunities. You know this is an opportunity not only to - we know Montgomery County well because of where some of our non bank subsidiaries are located, but this is also an opportunity to leverage up and to do well in Bucks County at the same time.

So that definitely - I can’t tell you right this second where organic growth computations are going to be because we’re going to be adjusting them again as we go back in and do another quick look at Abington in the next 30 days, but the Abington transaction is shaping up very, very nicely for us.

David Darst: Okay, thank you.

Operator: And up next we’ll hear from Aaron Brann with Stifel Nicholas.

Aaron Brann: Good morning gentlemen, this is Aaron Brann calling in for (Colin Gilbert).

William Reuter: Good morning.

Aaron Brann: Good morning. I just had a few quick questions. First, the credit mark, I believe it was $30 million. Is that inclusive or exclusive of the existing reserve, the existing provision I should say.

William Reuter: Actually, it’s 35 million, and it includes the existing reserve.

Aaron Brann: Okay, so...

William Reuter: That’s a 3.3% mark we talked about.

Aaron Brann: Okay. Okay, and secondly, in terms of the restructuring, I’m labeling it restructuring costs. In order to get the $30 million of annual savings, is there anything else in that $60 or $65 million figure beyond simple restructuring and integration charges that we should be aware of?

William Reuter: The, you’re talking about the onetime costs?

Aaron Brann: Yes.

Eddie Dunkelbarger: ((inaudible)) three million 53% of that is fixed assets and lease write offs due to the branch consolidations, and 30% is compensation and severance related, and 20% of that number is other accruals, deal costs, you know, contracts and legal contingencies.

William Reuter: Yes, I’ll remind you, when we bought Community Bank share, (Community Bank) a number of years ago, we consolidated 22 branches there and had little or no deposit runoff at the same time.

Aaron Brann: Okay, well I appreciate your time very much.

William Reuter: Yes, if we can give you any other clarity on that as you think through those numbers, please call us.

Aaron Brann: Okay, thank you.

Operator: Now we’ll hear from Casey Haire of Jefferies

Casey Haire: Good morning. My question’s on capital. I hear you loud and clear on, on taking a breather on M&A over the next year, and it sounds like a dividend-upping that is priority. At 9.7 Tier 1 common, it appears you do have a little excess capital here. Is there any plans for stock buyback?

William Reuter: Not at this time.

Casey Haire: Okay, and then just switching gears toward the IR assumptions. What are, what’s behind the 25% IR?

William Reuter: Okay, let me try to go into that with you as best as I possibly can. Okay, the IR is based on 7-1/2% target for (TCE) to (TA) at 11% exit multiple based on our projections for Tower. That includes the impact of the fair value marks as well as other transaction adjustments.

Casey Haire: Okay, 11 (ax exit) multiple?

Male: Yes.

William Reuter: Right.

Casey Haire: All right, and then lastly, in terms of Tower’s loan portfolio, how much do you see as runoff versus, you know, how much of the portfolio do you see as vulnerable to runoff?

William Reuter: Well hopefully very little. You know, here actually here’s the beauty of the transaction. You know when we went in due diligence on Tower’s portfolio remember this in market transaction we know a lot of these customers. Tower has a great repertoire with their customer base. They’ve been able to build - they really started this bank if you think about it at the right time. They started this bank about, about, you know, as they started ramping up, you know during the economic downturn they were able to pick off a lot of customers when banks weren’t lending.

So, you know, we liked our customer base a lot. It’s in the market we know many of their names and, you know that Tower, much like us is a very high touch organization and so, you know, we don’t - we see nothing but continued organic growth on the Tower side.

Male: Okay. Great, thanks. And everyone at this time there are no further questions. We’ll turn the conference back over to our speakers for any additional or closing remarks.

William Reuter: Well I want to thank you for joining us this morning. And asking the questions you asked. I hope you enjoyed our presentation. As always we’ll be available to answer or clarify any questions you ask or any answers we gave. So, appreciate very much and look forward to taking to many of you during our next quarterly conference call at the end of July. Thank you.

Operator: And everyone that does conclude today’s conference. Thank you all for your participation.

END

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger, Susquehanna will file a registration statement on Form S-4 with the SEC, which will contain a joint proxy statement/prospectus of Susquehanna and Tower. The companies will file with the SEC other relevant materials in connection with the merger, and will mail the joint proxy statement/prospectus to their respective shareholders. Investors and security holders of Susquehanna and Tower are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Tower, Susquehanna and the merger.

The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Susquehanna or Tower with the SEC, may be obtained free of charge at the SEC’s Web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Tower by contacting Brent Smith, Tower Bancorp, Inc., telephone: 717-724-4666 or from Tower’s Web site at www.towerbancorp.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Susquehanna by contacting Abram G. Koser, Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, PA 17543, telephone: 717-626-4721 or from Susquehanna’s web site at www.susquehanna.net.

Susquehanna, Tower and their respective directors, executive officers and certain other members of management and employees may be deemed “participants” in the solicitation of proxies from shareholders of Susquehanna and Tower in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of Susquehanna and Tower in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about the executive officers and directors of Susquehanna in its Annual Report on Form 10-K for the year ended December 31, 2010 and in its definitive proxy statement filed with the SEC on March 18, 2011. You can find information about Tower’s executive officers and directors in its Annual Report on Form 10-K for the year ended December 31, 2010 and in its definitive proxy statement filed with the SEC on April 8, 2011.